HAND & HAND

A LAW CORPORATION

24351 PASTO ROAD, SUITE B

DANA POINT, CALIFORNIA 92629

TELEPHONE (949) 489-2400

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E-MAIL: jehu@jehu.com

March 19, 2007

John Reynolds
Assistant Director
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

> Re: *Qualsec*
> *Amendment No. 1 to Offering Statement on Form 1-A*
> *Filed on February 1, 2007*
> *File No. 24-10160*

Dear Ms. Baker:

We file herewith amendment number 2 to the Offering Statement. The filing consists of 8 copies sent to the filing desk addressed to 450 Fifth Street, N.W., Washington, DC 20549 , along with 3 additional marked copies to attention of Cathey Baker at Mail Stop 3561, 100 F Street, NE., Washington DC 20549, for the convenience of the staff's review. All exhibits are included, even those included with previous filings. In this amendment, we are manually numbering the marked copies as well as the manually signed copies, so that there can be no doubt as to which exhibits have been filed. Each copy consists of 120 total pages. Should your copy have lost pages from the time it is inserted in the envelope at counsel's office until the time you receive it, you will be able to inform us as to the missing pages by number. Please inform us immediately if any pages are missing. Qualsec has updated the financial statements to within 90 days of the filing date, as required by the form.

The issuer at this time expresses its frustration with the review process. It appears to the issuer that the staff is occupying an excessive time in its review of each filing. In addition, Regulation A was intended to be a less demanding procedure than full registration. As stated in Release 33-6949, the amendments made to Regulation A at that time were intended to "facilitate capital raising by small businesses and reduce the costs of compliance with the federal securities laws. . . . facilitating access to the public market for start-up and developing companies, and reducing the costs for small businesses to undertake to have their securities traded in the public markets." It appears that, as interpreted by the staff, the level of disclosure required under Regulation A is almost the same and in some cases in excess that required in a Registration Statement on Form S-1. For example, with respect to the number and detail of the risk factors proposed by the staff, the staff's Plain English initiative requires that the issuer provide only short and concise risk factors, and limit the number of risk factors to only a few most critical ones. The

John Reynolds
March 19, 2007
dollar amount of the offering is only $300,000. It seems to the issuer that the level of review it is receiving is out of proportion to the size of this offering.

We have included the staff's comments below, followed by Qualsec's response in italics.

Part II – Offering Circular

Risk Factors, page 5

1.   We repeat in part comment one of our letter dated January 10, 2007. Please revise this section of the offering to address more fully certain risks related to the company's early state of development and those related to its common stock, including:

     °   the company's sole dependence on a technological devise that has yet to be developed;

         Although we think this is already addressed, additional disclosure has been added to that paragraph, reading as follows: "We have not yet developed a working model of our electronic olafactory device. We have no other product either developed or under development. We estimate that the development of a working prototype will require 6 months from the receipt of funding of $300,000. If we are unable to develop a working model then we will not have any product to bring to market. We are dependent upon one and only one technological device that may not ever be developed. If all the proceeds of this offering are received and the working model is not complete, we will be required to obtain additional financing and we may not be able to do so on terms that are reasonable to QualSec and its shareholders, or possibly we may never be able to develop the device, resulting in a total loss of your investment."

     °   the possibility that the company will be unable to "engineer the design for manufacturing;"

         Although we think this is already addressed in the second risk factor, additional disclosure has been added to that paragraph, as set forth in the response to the preceding comment.

     °   the possibility that, if a third party agrees to manufacture the devise, it may not perform its obligations as expected and/or that other unforeseen problems may arise;

         This comment has been addressed by additional text in the second risk factor, to read as follows: "We have not identified the persons who will manufacture the device in commercial quantities and cannot engineer the design for manufacturing until the prototype is completed. We may not be able to find a suitable manufacturer. The manufacturer may not be able to obtain raw materials or complete manufacture at a price which is economically feasible. We may be unable to engineer the design for manufacture or be able to manufacture the device on a timely, efficient basis with sufficient quality control. There could arise

unforeseeable problems with the manufacture, including problems with quality control, inability of the manufacturer to produce finished product timely and in accordance with the specifications, or with obtaining components. Thus, even if we can design the device and can find a market for the device we may not be able to have it efficiently and timely manufactured, leading to a total loss of your investment."

○ the ethically sensitive and controversial issues that may surround the product, such as invasion of privacy and search and seizure, that could become the subject of legislation or regulations that could materially restrict the company's operations;

Although Qualsec believes that the proposed risk is extremely speculative, we have included a risk factor as requested, reading as follows: "There are currently no laws or regulations concerning privacy or other constitutional law issues directed at the manufacturer of measuring and detection devices. All of such constitutional provisions, laws, regulations and judicial interpretations thereof are directed at the user of the sensory devices, such as governments or employers. Our product will be similar to other devices used to measure elements in, on or about the person of individuals, such as blood tests, drug tests, DNA tests, breath analysers, airport screening detectors, X-rays, etc. If constitutional and other legal provisions were to be enacted against the manufacturers of sensory devices or their components, or there were enacted prohibitions against the use of sensory devices (such as our device) by government, the market for our device would be severely impacted. It is Qualsec's understanding that such prohibitions against use of these sensory devices by government would require a constitutional amendment and or extreme political change, and are highly unlikely in the foreseeable future."

○ the possibility that defects in the device could give rise to product liability claims;

Although Qualsec believes that the proposed risk is extremely speculative, we have included a risk factor as requested, reading as follows: "Currently diagnostic and sensory devices are not generally subject to product liability claims for errors or inaccuracies. For example, under Qualsec's understanding of product liability law, if our device is used to screen for lung cancer, and returns a false negative as the result (the patient had lung cancer but the device was unable to detect it) Qualsec would not be liable for product liability claims. This is due to public policy which recognizes that first, it is impossible to produce a 100% accurate testing device, second, that fact is recognized and so medical professionals use not only one test but a complex of factors in making a diagnosis, and finally because should the law impose product liability for inaccurate test results, no manufacturer would supply testing equipment and no lab would perform tests. However, new laws or judicial decisions could be enacted imposing such liability. Also, the device will use chemicals suspended in gel and placed on a polycarbonate disk as the testing medium. It is possible that some person, perhaps a toddler, will attempt to remove the gel from a testing disk and ingest the gel, resulting in injury or poisoning, and a court of law could hold Qualsec liable under product liability theory. Qualsec does not now have any product liability insurance and may not obtain such insurance, so that any legal judgment and the legal defense costs could seriously and adversely

affect Qualsec."

- ○ the rapidly changing technology and evolving standards in the company's market;

    *We have added a risk factor that addresses this issue, reading as follows: ".Our device's competitive advantage, if any, will be primarily based on the technology we have and will develop. **Competitors may develop technology which is superior or believed to be superior.** Although Qualsec intends to file patent applications on certain aspects of its technology, such patent applications may not be approved, may be contested by competitors or may be infringed upon. Any patent application we file is subject to review by the US Patent Office and may not be approved. If our patent applications are not approved, competitors can copy our technology with impunity. We lack may lack funds for any patent litigation, even if patent applications are granted. **Further, technological advances or elevated customer expectations may render our device obsolete."***

- ○ the possibility that a patent application, if filed, is denied;

    We have added the risk factor in response to the prior comment which also addresses this issue, as follows in relevant part: "Although Qualsec intends to file patent applications on certain aspects of its technology, such patent applications may not be approved, may be contested by competitors or may be enfringed upon. Any patent application we file is subject to review by the US Patent Office and may not be approved. If our patent applications are not approved, competitors can copy our technology with impunity. We lack may lack funds for any patent litigation, even if patent applications are granted."

- ○ the company's lack of operational history and the resulting inability of potential investors to evaluate the company's activities and prospects for profitable operations;

    We have added a risk factor that addresses this issue, reading as follows: "We are newly organized and have no operational history by which potential investors can evaluate our future results and likelihood of success. We have no earnings history so investors have no basis for estimating our future level of sales or profitability or indeed whether we will have sales or profitability."

- ○ the lack of assurance that any or all of the shares will be sold;

    *This risk factor has been expanded to read as follows: "There is no minimum offering and no escrow of proceeds until the minimum offering has been raised, and **thus no assurance that any proceeds will be raised nor that all of the proceeds will be obtained which are required to develop a working model of the device,** resulting in a loss of your investment. If the entire $300,000 is not raised in this offering, QualSec may attempt to raise the required funds in another offering, but such offering may be at a lower price per share than this offering "*

- ○ the lack of an escrow account and a minimum offering; and

We have augmented the prior risk factor to addresses this issue more fully, as follows: **There is no minimum offering and no escrow of proceeds until the minimum offering has been raised,** *and thus no assurance that any proceeds will be raised nor that all of the proceeds will be obtained which are required to develop a working model of the device, resulting in a loss of your investment. If the entire $300,000 is not raised in this offering, QualSec may attempt to raise the required funds in another offering, but such offering may be at a lower price per share than this offering.*

    o   the lack of a trading market for the company's securities.

This has been answered in the more complete disclosure in the penny stock risk factor: **"There is no public trading market for the common stock.** *Investors may not be able to resell their common stock for a profit, if at all, and thus could lose all or part of their investment. The common stock is not approved for trading on any market."*

2.   We also repeat in part comment three of our previous comment letter dated January 10, 2007. Please further discuss the gap between the funds that the offering could raise – at the most, $300,000 in gross proceeds – compared to the approximately $5 million that Qualsec needs to bring its product to market.

We have expanded this risk factor. Qualsec believes that the investors will understand without further explanation that the difference between $300,000 and $4.5 million is substantial. The new risk factor reads as follows: "If we do not obtain the full amount of this offering ($300,000), as well as the additional $4,500,000 required to complete development, manufacture and market the device, we will not be able to complete development, manufacture the device, market it or even remain in operations, resulting in a loss of all or most of your investment. Qualsec has not determined the terms for any offering after this one. Any future offering may be for common stock, or may be for a security with rights superior to that of the common stock. The terms for any potential follow-on offering might be extremely dilutive to the purchasers in this offering, if the offering price for any follow-on offering is less than $.01 per share. We do not believe that we can commence raising such additional funds until after the close of this offering, nor until we can demonstrate clear progress on the development of a prototype, and so cannot at this time determine the terms of any follow-on offering or whether it will ever occur."

Risks Related to the Common Stock, page 6

3.   Please state that there is no public market for the securities of the company. We note the statement that, "Qualsec will apply for trading initially on the Pink Sheets LLC, but listing approval is not guaranteed and could require months." Please revise and describe the Pink Sheets and its operations in more detail. See, e.g., http://www.pinksheets.com.

The risk factor has been expanded in response to this comment, to include the following text: "The common stock is not approved for trading on any market. QualSec will apply for trading initially on the Pink Sheets LLC, but listing approval is not guaranteed and

*could require months. **The Pink Sheets is a privately owned electronic inter-dealer system and does not require that a public company provide significant ongoing financial disclosure about its business.. Listing on the Pink Sheets does not constitute any endorsement or approval of a listed company or its securities, and the Pink Sheets LLC does not review or monitor an issuer's activities.** "*

4. If Qualsec has located or intends to have a registered broker dealer act as a market maker in its securities, please describe the steps that it has taken and/or plans to take in this regard.

   A risk factor has been added to address this concern. Management understands that a market maker will need to sponsor the listing of the common stock on the Pink Sheets and that that market maker will do so in the expectation that it will be a market maker for the common stock. Management also understands that market participants are required to have current information on file (Rule 15c-211) and intends to furnish information required by that rule.

5. Please revise the first paragraph to explain why the common stock of Qualsec is – rather than "is likely to be" – a penny stock as that term is defined in Rule 3a51-1 adopted under the Securities Exchange Act of 1934. State the requirements under the rules for broker-dealers who recommend penny stocks to persons other than institutional accredited investors.

   In response to the first paragraph of this comment, the word "likely" has been replaced with the phrase "for the foreseeable future," because Qualsec cannot make any prediction about the future trading price of the common stock. If the stock was to trade at a price over $5.00 per share, or Qualsec met the asset requirements or other requirements it would no longer be a penny stock. The second sentence has also been complied with by additional disclosure.

6. Explain what is meant in the second paragraph by "[f]uture financings of QualSec's common stock." Explain also how such financings may lower the trading price of the securities.

   *We have expanded this risk factor, to read as follows: "In order to provide the additional $4,500,000 required (in addition to the $300,000 offered hereby) to complete development, manufacture and market the device, **Qualsec will need to offer additional shares of its common stock or offer other securities** (see following paragraph). Qualsec cannot predict the terms of these offering nor the price at which shares of common stock may be offered. These offerings may be at a lower price per share. **If the offerings are at a lower price per share than the current offering ($.01 per share) this may result in a lower trading price for the common stock because public investors may interpret a lower offering price as lower estimation of the value of the common stock** " "*

7. Please explain what is meant by the statement in the third paragraph that, "The terms for any potential follow-on offering might be extremely dilutive to the purchasers in this offering." The fourth paragraph also appears to address an offering subsequent to this one. However, it is not clear how there could be a "potential follow-on offering" if the

company is unable to develop the proposed device or to remain in operations once it does. Please clarify. See also page 18 of the offering circular ("We will need an additional $4,500,000 to meet our funding requirements over the next 18 months from completion of this offering. We do not have any agreement or arrangement for such funds and expect to sell additional debt or equity securities to obtain those funds.").

We have added text to explain that a subsequent offering could be extremely dilutive " if the offering price for any follow-on offering is less than $.01 per share." In response to the second half of this comment, we have added this disclosure "We do not believe that we can commence raising such additional funds until after the close of this offering, nor until we can demonstrate clear progress on the development of a prototype and so cannot at this time determine the terms of any follow-on offering or whether it will ever occur. "

Business and Properties, page 7

General

8. Section 3(a) directs the issuer, in relevant part, to describe the product that it will produce. Section 3(b) directs the issuer to discuss whether the company plans to offer a new product(s). The offering circular does not provide sufficient information for an investor to understand the product, still less to determine whether it will be novel. The offering circular merely states on page 7 that the product will be an "electronic olfactory device" that will have four functions: air circulation, interaction of the testing compound with the airborne chemicals; analysis of the results; and reporting of results. Please revise.

Additional disclosure has been added under 3(a) in response to this comment. The staff may not have noticed the other information presented in the last amendment under 3(b) which read and which reads as follows:

To amplify on the design process, we refer back to our previous statement regarding the four functions of the device.

Air circulation will be effected by the use of an off-the-shelf DC fan. Since the fan does not need to move air at a high velocity, the fan can be small with a minimal power draw. Air will be directed over the testing compound to an exit point.

Testing material is designed specifically for the compound which is sought to be tested. The specific testing material is deposited on a substrate similar to a music CD or video DVD. For example, the test materials for explosive organic compounds are very well known in the industry. These compounds will not require and development by QualSec, but other testing materials, e.g., for avian flu, will need to be developed. Note that the test disks will need to be manufactured separately. Test disks will be single use, but the device can be used to test for as many compounds as can be imagined, by utilizing the appropriate disk.

After the testing material interacts with the atmosphere, the results are read by a laser beam similar to that used in a bar code scanner or CD player. Proprietary software will compile the results from scanning the test disk, and output the results to an LCD screen and/or permanent memory. Development of a working model is not expected to present any novel engineering or design issues. QualSec will endeavor to produce a design which is durable, reliable, aesthetically pleasing and ergonomic for a low per unit cost.

The device can be designed for the specific organic compounds which are being measured With respect to Homeland Security applications such as detection of explosives, these materials are already standardized and are in use. QualSec will design a software interface to report the test results to the user. We believe that the same device can be customized for various applications by using different formulations and by customizing the software and hardware interfaces.

9.   Please describe the rights that the company has to the proprietary technology.

*We have added this text in response: "Our technology was developed by management prior to incorporation of the company in October 2006, and contributed to Qualsec by the founders. **No other person other than Qualsec has any rights in the technology** ." We think that this information informs the reader that the company has all the rights to the proprietary technology.*

Does the company have full ownership of the technology?

*We have added this text in response: "Our technology was developed by management prior to incorporation of the company in October 2006, and contributed to Qualsec by the founders. **No other person other than Qualsec has any rights in the technology** . "*

Are there any agreements between the company and any person regarding the company's rights to the technology?

We have added this text in response: *"Our technology was developed by management prior to incorporation of the company in October 2006, and contributed to Qualsec by the founders. **No other person other than Qualsec has any rights in the technology** ." Since no other person has rights to the technology, Qualsec does not have any agreements with any other person regarding rights to the technology.*

Please describe how the company and/or such related persons have developed the proprietary technology.

We do not understand this comment. As disclosed, the technology to date was developed by management on their own. The obvious answer would be that such individuals developed the technology by research and by thinking. Qualsec is not making any claims of divine inspiration. If the staff can possibly clarify this comment it will be addressed.

Also, as mentioned elsewhere, clearly distinguish how your technology is different from similar electronic olfactory devices and discuss what technology still needs to be developed in order to complete the prototype.

We have added a significant amount of text in response. We think that our exegesis in Section 3(a) on the similarity to an audio CD player is clear enough for an investor to understand what needs to be done to develop a prototype.

Specifically describe the present stage of development of the prototype and/or the technology to construct it.

*We believe that this has been answered already in the text that reads "We **have not developed** a working prototype, but we expect that the proceeds of this offering ($300,000) will be sufficient for the initial development costs. We expect the process of creating a prototype will require 6 months of development. Design and manufacture of the product will be possible **under existing manufacturing technology and processes**."*

10. It is not clear what compounds the Qualsec device will be able to detect, or who the potential purchasers of the device may be, when it is first produced and brought to market. The offering circular seems to indicate that device, when first manufactured, will have the capacity solely to detect explosives and will have to be customized for any other use. However, there is a suggestion on page 9 that device, once manufactured, will be able to:

   ° Test for disease in livestock;

   ° Screen individuals for (i) lung cancer, (ii) other diseases of the lung, (iii) nutritional deficiencies; (iv) smoking and (v) viral deficiencies;

   ° Detect spoilage and other characteristics of food that relate to quality control in the food processing industry;

   ° Enable law enforcement personnel to detect illegal drugs and "drug use by suspects;" and

   ° Detect the leakage of harmful substances into the environment.

   Please state whether each specific use cited above will be available when the device is first manufactured. Please note, with respect to any subsequent modification to the device, that the issuer should "have a reasonable basis to believe that it will actually occur within the foreseeable future." See general instructions to Offering Circular Model A.

   We have added additional text to explain this better.

11. As a related matter, please revise the offering circular to elaborate upon a comparison of the proposed Qualsec product with specific products, particularly compact and/or handheld ones that are now being marketed or are known to be under development, for the detection of a specific compound(s). We note that the general absence of specific information in this regard is not remedied by the references to a couple of competitors and/or products, including GE Security and the "puffer portals" of Smiths Detection, see page 8, and Explosive Trace Detection Machines and a technology to detect explosives that is under development by L-3 Communications Holdings, Inc., see page 9.

   Qualsec has listed all the competitors it is aware of, plus an additional one in this amendment. We know of no competitors in the compact or handheld market.

Please describe the specific features that would distinguish the Qualsec product from competing products. Identify and describe the specific companies with which Qualsec will compete if it brings its product to market. Explain why Qualsec believes that it will be an effective competitor in its market. See the instructions to Section 3© (requiring, among other things, comparison of company's products with those of competitors, indication of relative size and financial market strengths of competitors; statement of why company will be able to compete effectively).

We have added additional disclosure in this section in response to the comment. Qualsec believes it is not useful to provide information regarding relative size of our competitors and financial market strength of competitors, since they are by and large huge multinationals or private companies which do not disclose their financial statements, and Qualsec is a small start up. Qualsec believes that latter fact is evident to the reader.

12. Given that the company has yet to develop a working model of the proposed device, which may be novel in some respects, please explain the statement on page 7 that, "Design and manufacture of the product will be possible under existing manufacturing technology and processes." See also page 8 ("development of a working model is not expected to present any novel engineering or design issues."). We have additional comments below.

*We believe that the comparison of our device to the portable CD player demonstrates the truth of the statements referred to in the above comment. Specifically, Qualsec believes that design of an ergonomic handle, placement of a small DC fan, addition of a vent opening enlargement of the lid, design of the circuit board, software programming and addition of a USB port and/or smart card are obviously "possible under existing manufacturing technology and processes" and do not present any "novel engineering or design issues." With respect to the sensing compounds, we state "For Homeland Security applications, the sensing compounds **are well known and already in use** in the industry. For other applications, such as detection of illegal drugs or disease, many of the sensing compounds are known, and the others can be developed by Qualsec for the specific application. "*

13. Please clarify the discussion of the "design process" on page 8 and 9. We note the statement on page 12 that, "Qualsec will divide the four functions of the device into several design teams to which the design work will be contracted our." Please elaborate upon this plan and identify the "design teams" or potential "design teams." Add a risk factor. Also, the use of proceeds table in Item 9(a) on pages 16-17 shows that $140,000 will be used for "engineering." Please state whether this amount will be used to employ the "design teams."

*Under the Use of Proceeds, the words " and design of prototype" have been added to clarify. The statement regarding 4 design teams has been modified to reflect adjustment of the project. The disclosure now states "QualSec will employ **several** engineers to design the device and begin development of new sensing compounds. .*

14. Clarify the nature of "these materials [that] are already standardized and are in use" for

the detection of explosives (presumably compounds) by Homeland Security, referenced on page 8. Given that Homeland Security is currently able to detect explosives with "these materials," please explain why Qualsec seeks to develop a device that would perform the same task.

We believe that the text added in response to comment 11 answers this comment.

15. The offering circular states on page 8 that, "QualSec will design a software interface to report the test results to the user." We note, however, that the offering circular states on page 12 that QualSec will contract out the design work. Please discuss the apparent inconsistency.

As noted in response to comment 13, this statement as to contracting out has been changed. However, it appears to Qualsec that whether the individuals are employees or independent contractors is not material.

16. Please explain QualSec's belief that "...it will require an additional six months [after development of a prototype] to complete a manufacturing design and find a suitable manufacturer." Discuss in this regard the statement on page 13 that, "Every component [of the Qualsec device] will have to be sourced and/or redesigned for manufacturing."

Complied by additional of this text:" After the completion of a prototype, estimated to require six months, QualSec believes it will require an additional six months to complete a manufacturing design and find a suitable manufacturer. A manufacturing design is more refined than the prototype design. For purposes of completion of a prototype, Qualsec will use components such as motors, fans, lasers etc. which are available from local electronics suppliers. Custom components such as circuit boards will be handmade. For purposes of the manufacturing design, Qualsec will need to source components based on factors such as volume pricing, reliability, and availability and the circuit boards and the case will need to be custom manufactured. Most likely Qualsec will seek for manufacturers of similar electromechanical devices such as audio CD players and request work samples, references and requests for quotations, and the manufacturer will source the components. The selection of the appropriate manufacturer will be critical. Qualsec will begin the process of locating a manufacturer before the prototype is completed, but has not had any discussions with any manufacturer. The search for a suitable manufacturer will be made by reviewing trade publications, personal references, internet searches, and similar means. "

17. Please discuss how the company intends to search for suitable suppliers of components and manufacturers. Identify potential candidates, if possible, and state whether the company has had any preliminary discussions with any of them.

Complied by addition of this text under 3(b): "Most likely Qualsec will seek for manufacturers of similar electromechanical devices such as audio CD players and request work samples, references and requests for quotations, and the manufacturer will source the components. The selection of the appropriate manufacturer will be critical. Qualsec will begin the process of locating a manufacturer before the prototype is completed, but has not had any discussions with any manufacturer. The search for a

suitable manufacturer will be made by reviewing trade publications, personal references, internet searches, and similar means.". and in Section 4: . " Qualsec has not had any discussions with any potential suppliers. All of the components for the device are either off the shelf items (motors, fans, disk lasers) or easily designed and manufactured (cases, circuit boards) and are each available from hundreds of suppliers."

18. We note the statement on page 10 that, "We believe that our product could revolutionize airport security testing for liquids and gels." Considering the company has not developed a prototype, please provide a reasonable basis for the statement or remove. See also the statements that, "We believe our device will be more accurate and less costly" and "With respect to the medical conditions the device can test, we expect it will be quicker, less expensive and much less invasive."

We have deleted the first statement and added text to explain the basis for the second set of statements as follows: "QualSec believes that its device will be less costly, costing less than $1,000, and be much quicker and more reliable because our device can sample air from specific areas and does not need swiping of specific areas.", but have deleted the statement about being less expensive because we have not yet completed pricing estimates on the medical uses.

19. We note your response to comment eight from our previous letter and we reissue the comment. It seems that the entire business is dependent upon the company completing a successful prototype. Without disclosing proprietary information, please discuss the steps the company will take to complete the prototype. It appears that this information would be important to investors. Please provide a detailed description of each milestone, expected manner of occurrence or method of achievement, and, for each milestone, the date or number of months after receipt of proceeds when the milestone should be accomplished. Please specifically include the amount of proceeds required for each milestone. In addition, state the probably consequences to the company of delays in achieving each of the events or milestones within the stated time schedule, as required by question 4(b).

Qualsec has answered this comment under 4(b). We trust that the engineering milestones are sufficiently detailed. Qualsec believes that the description of the milestones are sufficiently detailed for the investor to understand. We cannot understand how more detail will contribute anything to the investors' understanding.

Use of Proceeds, page 16

20. We note that the company expects to spend $140,000 towards engineering. In this section and in the business section, please explain the engineering costs in more detail, e.g., name of the engineers and what they will do. Also revise the milestone section accordingly.

Qualsec requests that the staff reconsider this comment. Qualsec cannot provide the names of the engineers or the specific tasks they will perform. None of the engineers will be unique persons who arise to the status of executive officers or "key" employees. Identification of the specific persons who will perform design work will only serve to

provide competitors with the information they need to contact those persons and offer cash to obtain our technology, or to hire them away. Likewise breakdown of the specific amounts allocated to different facets of the engineering design will also provide competitors with too much information.

21.   Please explain the $60,000 marketing costs.

Complied by adding the text: "Marketing costs include travel, attendance at trade shows, telephone and marketing brochures."

22.   It appears if Qualsec receives gross proceeds of $300,000 from the offering, it intends to use almost a third of the amount i.e., $95,000, for "general and administrative uses." Please provide further information concerning expenditures in this category.

Complied by adding the text: "General and administrative costs include salaries of $6,500 per month, rent of $500 per month, telephone and internet expense of about $100 per month (all estimated based on commencement of such expenses in November 2006 and assuming funding of this offering occurs in April 2007 and the prototype is completed in October 2007, or 11 months); and the remainder of $16,900 for equipment, supplies and other expenses."

23.   Please add the $80,000 amount of gross proceeds that will be used to repay Mr. Hand for funds advanced to Qualsec, i.e., $80,000 as of January 15, 2007, to the categories listed in the table.

We have addressed this issue by the addition of the following text: " An officer and director, Joel Hand, has loaned $105,000 to Qualsec as of March 15, 2007, and may loan up to an aggregate of $300,000 to Qualsec. Qualsec has agreed to repay Mr. Hand out of the proceeds of this offering. The repayment to Mr. Hand is not presented as a separate line item in the above table because all of the amounts loaned by him are being expended for the purposes set forth in the table. If the amount to be repaid to Mr. Hand were included in the above table, it would result in duplicate entries and be misleading. "

24.   We note the disclosures on pages 17 and 18 that "this payable will become a note of 8% convertible into common stock at 75% of the initial trading price of Qualsec common stock" and "[t]o the extent Mr. Hand has advanced funds to Qualsec, he will be repaid from the offering." It appears that the note was commenced in a private placement offering. That private placement would also be used to cover the conversion of the note. The Regulation A offering would not be available for the conversion of the note, since the transaction was not commenced pursuant to Regulation A. Please revise the disclosure accordingly.

Qualsec does not claim that the note conversion will be included in the Regulation A offering. The note conversion is not included in Part I of the Offering Circular in the list of securities offered. The note conversion, if such a convertible note ever comes into

John Reynolds
March 19, 2007
existence, will result in the issuance of restricted stock.

25. Please clarify the meaning of the statement on page 17 that Mr. Hand "has agreed to bridge the entire $300,000 to the extent that the offering is not raised." We note that the loan agreement was listed on the index to exhibits but was not filed. Please include a copy of the loan agreement with the next amendment. We may have further comment.

   The loan agreement is included with this filing.

Part III – Exhibits

26. We note that the index to exhibits lists several exhibits as filed with the original filing. However, it appears that no exhibits were filed with the original filing. Please file all exhibits with the next amendment.

   We have enclosed for the information of the staff with the manually numbered pages from the original filing comprising the exhibits. It appears to Qualsec that these pages were lost by the filing desk. These are refiled with this amendment for the convenience of the staff.

Very truly yours,

Jehu Hand

Cc: Cathey Baker
    Thomas Kluck